FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.Name and Address of Company

BIOHARVEST SCIENCES INC.

Suite 1140 – 625 Howe Street

Vancouver, BC, V6C 2T6

(the “Company” or “BioHarvest”)

Item 2.Date of Material Change

June 26, 2025.

Item 3.News Release

The news release (the “News Release”) was issued on July 3, 2025 and disseminated by Stockwatch.

Item 4.Summary of Material Change

The Company announced the results of the Company’s annual general and special meeting of shareholders (the “AGSM”) held on June 26, 2025.  At the AGSM, shareholders approved all motions put forth, including electing directors, appointing auditors of the Company, and confirming and approving of the Company’s Equity Incentive Compensation Plan. In addition, a special resolution was passed to amend the existing articles of the Company to create a staggered board.

Item 5.Full Description of Material Change

Amendment of Articles

The shareholders passed a special resolution amending the existing articles of the Company (the “Amended Articles”).

The Amended Articles create three classes of directors, designated as Class I, Class II, and Class III. The board of directors are to be divided into each class in as  equal numbers as possible. Each director initially appointed to Class I, shall serve an initial term expiring on the Company’s first annual general meeting following initial appointment to Class I (this would be the 2026 annual general meeting). Each director initially appointed to Class II, shall serve an initial term expiring on the Company’s second annual general meeting following initial appointment to Class II (the would be the 2027 annual general meeting), and each director appointed to Class II, shall serve an initial term expiring on the Company’s third annual general meeting following initial appointment to Class III (this would be the 2028 annual general meeting). Subsequent to the initial appointments, directors who are appointed shall serve for a term ending on the date of the third annual meeting at which such director was elected. These provisions create a classified board of directors which are divided into three classes, where approximately one-third of the board is elected annually and each director serves a three-year term. Any director appointed to fill a vacancy will hold office until the next election of the class for which such director shall have been elected.

Under the Amended Articles, the total number of directors comprising the board of directors is a range of not less than 6 nor more than 12, with the authorized number of directors fixed by the board of directors.

The classification of the board will increase board continuity as only approximately one third of the board will be up for election at each annual meeting.

Election of Directors

Jake Fiddick and Anne Binder were elected as a Class I directors to hold office until the next annual general meeting.  David Tsur and Sharon Malka were elected as Class II directors to hold office until the 2027 annual general meeting. Zaki Rakib and Vivien Rakib were elected as Class III directors to hold office until the 2028 annual general meeting.

Appointment of Auditors

The shareholders approved the appointment of Ziv Haft, Certified Public Accountants (Isr), a BDO Member Firm, as the auditors of the Company.

Equity Incentive Compensation Plan

Shareholders confirmed and approved the Company’s Equity Incentive Plan (the “2025 Equity Incentive Plan” or the “Plan”) which replaces the Company’s Stock Option Plan, dated November 9, 2023 (the “Prior Plan”) and the Company’s Equity Incentive Plan, dated November 9, 2023 (the “Prior Equity Plan”). The Board adopted the 2025 Equity Incentive Plan on May 22, 2025.

The purpose of the Plan is to provide incentives to attract, retain and motivate eligible persons whose present and potential contributions are important to the Company’s success. The following is a summary of the 2025 Equity Incentive Plan, a copy of the 2025 Equity Incentive Plan was attached as Schedule “B” to the Information Circular filed on SEDAR+. Capitalized terms not otherwise defined herein are as defined in the 2025 Equity Incentive Plan.

•The individuals eligible to participate in the Plan include the Company’s officers and other employees, the Company’s non-employee directors and any consultants. However, only employees may receive incentive stock options under the Plan and consultants and directors must render bona fide services not in connection with the offer and sale of the Company’s securities in a capital-raising transaction.

•The Plan is administered by the Company’s Compensation Committee. However, the Company’s board of directors will establish the terms for the grant of an award to non-employee directors. Subject to the terms of the Plan, the Compensation Committee has full power to implement and carry out the terms of the Plan, including to determine which individuals are eligible to receive awards under the Plan, the time or times when such awards are to be made, the number of shares subject to each such award, the status of any granted option as either an incentive stock option (ISO) or a non-statutory stock option (NSO) under U.S. federal tax laws, the vesting schedule applicable to an award, the maximum term for which any award is to remain outstanding, and the terms and conditions of the award agreements for use under the Plan. The Compensation Committee also determines the exercise price of stock options granted under the Plan, the purchase price for rights to purchase restricted stock, if applicable, and the exercise price for stock appreciation rights.

•The total number of shares of the Company’s common stock available for issuance under the Plan will be 3,382,679 shares. The number of shares available is calculated excluding any shares the Company holds directly or indirectly. The number of shares available includes any shares that are subject to stock options under the Prior Plan and any shares that are that are subject to restricted share units under the Company’s Equity Incentive Plan, dated November 9, 2023 (the “Prior Equity Plan”) that are outstanding on the Effective Date. The Plan shall replace the Prior Plan and Prior Equity Plan. All options granted under the Prior Plan and restricted share units under the Prior Equity Plan will be governed by this Plan after the Effective Date. Any inconsistencies between the Prior Plan and Prior

Equity Plan, and this Plan will be resolved by the language in the Prior Plan and Prior Equity Plan.

•In addition, the number of shares of the Company’s common stock reserved for issuance under the Plan will increase on each January 1, of each of 2026 through 2034, by the lesser of (a) 5% of the number of shares of issued and outstanding common stock outstanding on each December 31 immediately prior to the date of increase or (b) such number of shares determined by the Board of Directors. No more than 3,382,679 shares of the Company’s common stock may be issued pursuant to the exercise of incentive stock options. The shares may be authorized but unissued or re-acquired shares.

•The Plan permits the Company to grant the following types of awards:

oStock options. The Plan provides for the grant of ISOs to employees, and NSOs to employees, directors and consultants. Options may be granted with terms determined by the Compensation Committee, provided that ISOs are subject to additional statutory limitations. The exercise price of stock options granted under the Plan must be at least equal to the fair market value of the Company’s common stock on the date of grant. ISOs granted to an individual who holds, directly or by attribution, more than ten percent of the total combined voting power of all classes of the Company’s capital stock must have an exercise price of at least 110% of the fair market value of the Company’s common stock on the date of grant.

oOptions may vest based on service or achievement of performance conditions. The maximum term of options granted under the Plan is ten years from the date of grant, except that the maximum permitted term of ISOs granted to an individual who holds, directly or by attribution, more than ten percent of the total combined voting power of all classes of the Company’s capital stock is five years from the date of grant.

oAfter an optionee’s employment or service terminates, he or she may exercise his or her vested option for the period of time stated in the stock option agreement to which such option relates. Generally, if termination is due to death or disability, the vested option will remain exercisable for 12 months. In all other cases, the vested option will generally remain exercisable for three months. Notwithstanding the foregoing, if an optionee is terminated for “cause” (as defined in the Plan), then the optionee’s options shall expire on the optionee’s termination date or at such later time and on such conditions as determined by the Compensation Committee. In no event may an option be exercised later than its expiration date.

oRestricted Stock Units. RSUs represent the right to receive shares of the Company’s common stock at a specified date in the future, subject to forfeiture of such right due to termination of employment or failure to achieve specified performance conditions. If the RSU has not been forfeited, then on the date specified in the RSU agreement, we will deliver to the holder of the RSU, whole shares of the Company’s common stock, cash or a combination of the Company’s common stock and cash.

oRestricted Stock. A restricted stock award is an offer by us to sell shares of the Company’s common stock subject to restrictions that the Compensation Committee may impose. These restrictions may be based on completion of a specified period of service with us or upon the completion of performance goals during a performance period. The price of a restricted stock award, if any, will be determined by the Compensation Committee. Unless otherwise determined by the Compensation Committee at the time of award, vesting ceases on the date the participant no longer provides services to us and unvested shares are forfeited to us or subject to repurchase by us.

oStock Appreciation Rights. Stock appreciation rights (SARs) provide for a payment, or payments, in cash or shares of common stock, to the holder based upon the difference between the fair market value of the Company’s common stock on the date of exercise and the stated exercise price. SARs may vest based on service or achievement of performance conditions.

oPerformance Shares. Performance shares are performance awards that cover a number of shares of the Company’s common stock that may be settled upon achievement of the pre-established performance conditions in cash or by issuance of the underlying shares. These awards are subject to forfeiture because of termination of employment or failure to achieve the performance conditions.

oStock Bonuses. Stock bonuses are granted as additional compensation for performance and therefore are not issued in exchange for cash.

•The Company’s Compensation Committee may establish performance goals under which performance-based awards may be made by selecting from one or more of the following performance criteria: profit before tax; billings; revenue; net revenue; earnings (which may include earnings before interest and taxes, earnings before taxes, and net earnings); operating income; operating margin; operating profit; controllable operating profit, or net operating profit; net profit; gross margin; operating expenses or operating expenses as a percentage of revenue; net income; earnings per share; total stockholder return; market share; return on assets or net assets; the Company’s stock price; growth in stockholder value relative to a pre-determined index; return on equity; return on invested capital; cash flow (including free cash flow or operating cash flows); cash conversion cycle; economic value added; individual confidential business objectives; contract awards or backlog; overhead or other expense reduction; credit rating; strategic plan development and implementation; succession plan development and implementation; improvement in workforce diversity; customer indicators; new product invention or innovation; attainment of research and development milestones; improvements in productivity; bookings; attainment of objective operating goals and employee metrics; and any other metric that is capable of measurement as determined by the Compensation Committee.

•The Company’s Compensation Committee may, in recognition of unusual or non-recurring items such as acquisition related activities or changes in applicable accounting rules, provide for one or more equitable adjustments (based on objective standards) to the Performance Factors to preserve the Committee’s original intent regarding the Performance Factors at the time of the initial award grant.

•The Compensation Committee may provide for the surrender, cancellation or exchange of an award for cash, the same type of award or a different award, including cancelation of any option or SAR when the exercise price per share exceeds the fair market value of one share in exchange for cash or another award.

•The aggregate grant date fair value of awards granted to a non-employee director in any calendar year shall not exceed $500,000, except that the aggregate grant date fair value of awards granted to a non-employee director in the calendar year in which they commence their service shall not exceed $1,000,000.

•The Plan currently provides that in the event of a specified Corporate Transaction (as defined under the Plan) outstanding awards may, without the consent of any participant, be (i) continued by us, if we are the successor entity; (ii) assumed or substituted with a substantially equivalent award by the successor corporation; (iii) accelerated, such that the awards become fully vested and exercisable, as applicable, and any repurchase or forfeiture restrictions lapse; (iv) settled in cash, cash equivalents or the securities of the successor corporation; or (v) cancelled for no consideration. The treatment of outstanding awards upon a corporate transaction need not be identical.

•However, in the event of a Corporate Transaction, the vesting of all awards granted to non-employee directors will accelerate and such awards will become exercisable, as applicable, in full prior to the consummation of the Corporate Transaction, at such times and on such conditions as the Compensation Committee determines.

•The Plan generally defines a “Corporate Transaction” as the occurrence of any of the following events: (i) any person becoming the beneficial owner, directly or indirectly, of the Company’s securities representing more than 50% of total voting power represented by the Company’s then-outstanding voting securities; (ii) the consummation of a merger or consolidation of us with any other corporation, other than a merger or consolidation which would result in the Company’s voting securities outstanding immediately prior to the transaction continuing to represent at least 50% of the total voting power of the Company’s voting securities or surviving entity in such transaction; (iii) a change in the effective control of us that occurs on the date that a majority of members of the Board of Directors is replaced during any 12 month period by members of the Board of Directors whose appointment or election is not endorsed by as majority of the members of the Board of Directors prior to the date of the appointment or election; or (iv) any other transaction which qualifies as a “corporation transaction” under Section 424(a) of the Internal Revenue Code (Code).

•Generally, a participant may not transfer an award other than by will or the laws of descent and distribution unless, in the case of awards other than ISOs, the Compensation Committee permits the transfer of an award to certain authorized transferees, as set forth in the Plan.

•The term of the Plan is ten years from May 22, 2025, the date the Plan was approved by the Board of Directors. The Board of Directors may amend or terminate the Plan or any form of award agreement at any time, subject to stockholder approval where required. In addition, no amendment that is detrimental to a participant in the Plan may be made to an outstanding award without the consent of the affected participant.

Item 6.Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.Omitted Information

None.

Item 8.Executive Officer

For further information, please contact:

David Ryan

Secretary and VP, Investor Relations

604 622-1187

Item 9.Date of Report

July 4, 2025.